UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.____)*

                           S.A. Telecommunications
----------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
----------------------------------------------------------------------
                         (Title of Class Securities)

                                  #783942AA3
                    -----------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      (Continued on following pages(s))

                                Page 1 of 9



CUSIP NO.  783942AA3
           -----------

                           13G PAGE 2   OF 9  PAGES
                                   ----   ----


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Dean Witter, Discover & Co.
       IRS No. 36-3145972
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
       Not Applicable                                                 (b) / /



3      SEC USE ONLY
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


     NUMBER OF    5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           980,392 **
       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              980,392 **



9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          980,392 **
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/ /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                           6.28% **

12     TYPE OF REPORTING PERSON*
                                              HC


                            ** SEE NOTE ON PAGE 6!

CUSIP NO.  783942AA3
           -----------

                           13G PAGE 3   OF 9  PAGES
                                   ----   ----


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Dean Witter InterCapital Inc.
       IRS No. 13-3680016


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
       Not Applicable                                                 (b) / /
3      SEC USE ONLY
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


     NUMBER OF    5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           980,392 **
       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              980,392 **


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          980,392 **
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/ /


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                           6.28% **
12     TYPE OF REPORTING PERSON*
                                              IA


                            ** SEE NOTE ON PAGE 6!

CUSIP NO.  783942AA3
           -----------

                            13G PAGE 4  OF 9 PAGES
                                  ---   ---


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Dean Witter Reynolds Inc.
       IRS No. 94-1671384
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
       Not Applicable.                                                (b) / /
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware



     NUMBER OF    5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           980,392**
       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              980,392**


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          980,392 **

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/ /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                           6.28% **
12     TYPE OF REPORTING PERSON*
                                              BD


                            ** SEE NOTE ON PAGE 6!

                                 Schedule 13G
                                ------------

Issuer:        S.A. Telecommunications
CUSIP NO.:     783942AA3

ITEM 1.
  (a)     Name of Issuer
          S.A. Telecommunications

  (b)     Address of Issuer's Principal Executive Offices
          1600 Promenade Center
          15th Floor
          Richardson, Texas 75080

ITEM 2.
  (a)     Name of Person Filing
          (1) Dean Witter, Discover & Co.
          (2) Dean Witter InterCapital Inc.
          (3) Dean Witter Reynolds Inc.

  (b)     Address of Principal Business Office or, if none, Residence
          (1) Two World Trade Center, New York, NY 10048
          (2) Two World Trade Center, New York, NY 10048
          (3) Two World Trade Center, New York, NY 10048

  (c)     Citizenship
          (1) Delaware
          (2) Delaware
          (3) Delaware

  (d)     Title of Class of Securities
          Common Stock, Class A

  (e)     CUSIP Number
          783942AA3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
  (a)     / /Broker or Dealer registered under Section 15 of the Act
  (b)     / /Bank as defined in section 3(a)(6) of the Act
  (c)     / /Insurance Company as defined in section 3(a)(19) of the Act
  (d)     / /Investment Company registered under section 8 of the Investment
             Company Act
  (e)     / /Investment Adviser registered under section 203 of the
             Investment Advisors Act of 1940
  (f)     / /Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section240.13d-1(b)(1)(ii)(F)
  (g)     /x/Parent Holding Company, in accordance with Section240.13d
             -1(b)(1)(ii)(G)
  (h)     / /Group, in accordance with Section240.13d-1(b)(1)(ii)(H)

                              Page 5 of 9 Pages



ITEM 4. OWNERSHIP

  (a)     Amount Beneficially Owned
          980,392 **
     --------------------------------

  (b)     Percent of Class
          6.28% **
     --------------------------------

  (c)     Number of shares as to which such person has:
          (i)  sole power to vote or to direct the vote

               ----------------------------------------------------
          (ii) shared power to vote or to direct the vote
                    980,392 **
               ----------------------------------------------------
          (iii)sole power to dispose or to direct the disposition of
          (iv) shared power to dispose or to direct the disposition of
                    980,392 **
               ----------------------------------------

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Dean Witter InterCapital Inc. ("DWI") is a registered Investment Adviser.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
          Not Applicable.


_____________________________
**   DWI is the  Investment Adviser for various  mutual funds deemed  to have beneficial ownership of the shares reported herein:

     DWI, Dean Witter Reynolds Inc. and Dean Witter, Discover & Co. disclaim beneficial ownership of the shares reported herein.

                              Page 6 of 9 Pages



ITEM 10. CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 13, 1997
                                        ------------------------------
                                        Date


                                             /s/ Barry Fink
                                        ------------------------------
                                        Signature


                                        ------------------------------
                                        Barry Fink, First Vice President and
                                         Assistant Secretary
                                        Dean Witter InterCapital Inc. on
                                         behalf of:


                                             Dean Witter, Discover & Co.
                                             Dean Witter InterCapital Inc.
                                             Dean Witter Reynolds Inc.

                             Page 7 of 9 Pages



                             INDEX TO EXHIBITS
                             -----------------

Exhibit A      Joint Filing Agreement dated February 11, 1994

                             Pae 8 of 9 Pages


                            JOINT FILING AGREEMENT

     As permitted by Rule 13d-1(f) under the Securities and Exchange Act of 1934, Dean Witter Reynolds Inc., Dean Witter InterCapital Inc., and Dean Witter, Discover & Co. (the "Companies") hereby agree to the joint filing of Statements on Schedule 13G, including amendments thereto ("Statements"), with respect to the equity securities of all issuers acquired by one or more of the Companies provided that each Company on whose behalf a Statement is filed remains at the time of filing individually eligible to use Schedule 13G with respect to the securities to be reported therein. Notwithstanding the fact that the Companies may make joint filings pursuant to this agreement, each shall remain individually responsible for the timely filing of Statements and for the completeness and accuracy of the information concerning such Company contained therein; provided, however, that such Company is not responsible for the completeness or accuracy of the information concerning the other
Companies making the filing, unless such Company knows or has reason to believe that such information is inaccurate. Each statement filed pursuant to this agreement shall identify the Companies on whose behalf it is filed, shall contain the information required by Schedule 13G with regard to each such Company, and shall indicate that such Statement is filed on behalf of such Companies. This agreement shall be filed as an exhibit to each Statement filed in reliance thereon or, to the extent permissible under applicable rules, incorporated by reference as part of said Statement.

     The Companies represent that, although Dean Witter Reynolds Inc. and Dean Witter InterCapital Inc. are under control of Dean Witter, Discover & Co., these Companies do not act in concert for the purpose of acquiring, holding, voting or disposing of the equity securities of issuers, and make all such determinations in accordance with their own respective best interests or the best interests of their clients, as the case may be. Accordingly, the Companies do not believe that they constitute a group within the meaning of Rule 13d-5(b)(1).

     Each of Dean Witter, Discover & Co., Dean Witter InterCapital Inc., and Dean Witter Reynolds Inc., hereby expressly declare that the filing of any Statement permitted hereby shall not be construed as an admission that any of said Companies is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by such Statement, unless otherwise expressly noted in such Statements.

     This agreement shall remain in full force and effect until one or more of the Companies notifies the other Companies that it no longer desires to make joint filings as permitted hereunder or until such time as the Companies agree to terminate this agreement.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement this 11th day of February 1994.

                                   DEAN WITTER REYNOLDS INC.

                                   By:  /S/ MICHAEL T. GREGG
                                        -----------------------------------
                                        Michael T. Gregg
                                        Senior Vice President


                                   DEAN WITTER INTERCAPITAL INC.

                                   By:  /S/ SHELDON CURTIS
                                        -----------------------------------
                                        Sheldon Curtis
                                        Senior Vice President


                                   DEAN WITTER, DISCOVER & CO.

                                   By:  /S/ RONALD T. CARMAN
                                        -----------------------------------
                                        Ronald T. Carman
                                        Senior Vice President

                              Page 9 of 9 Pages